UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-37775	Commission File Number: 001-41313

BROOKFIELD BUSINESS PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD BUSINESS CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, NY 10281 United States (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibits 99.1, 99.2, 99.3 and 99.5 included in this Form 6-K are incorporated by reference into Brookfield Business Partners L.P.’s registration statements on Form F-3 (File Nos: 333-264630, 333-251316 and 333-258765).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Audited consolidated financial statements of CDK Global, Inc. as of and for the years ended June 30, 2022 and 2021

99.2	Unaudited interim combined financial statements of the Lottery Business (a carve-out of certain operations of Scientific Games Corporation) as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and March 31, 2021

99.3	Unaudited pro forma financial statements of Brookfield Business Partners L.P. as of March 31, 2023 and for the twelve months ended December 31, 2022 and three months ended March 31, 2023

99.4	Unaudited pro forma financial statements of Brookfield Business Corporation as of March 31, 2023 and for the twelve months ended December 31, 2022 and three months ended March 31, 2023

99.5	Consent of Deloitte & Touche LLP (in respect of CDK Global, Inc.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Date: July 7, 2023	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Corporate Secretary

BROOKFIELD BUSINESS CORPORATION

Date: July 7, 2023	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	General Counsel and Corporate Secretary